

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Joel Shulman
Chief Executive Officer
Apeiron Capital Investment Corp.
175 Federal Street, Suite 875
Boston, Massachusetts 02110

>   **Re: Apeiron Capital Investment Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 18, 2022**
>   **File No. 001-41030**

Dear Joel Shulman:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction

cc: Joshua N. Englard, Esq.